TOP UNII, INC
A Maryland Close Corporation

BY-LAWS

ARTICLE I
Stockholders

SECTION 1. *Annual Meeting.* The annual meeting of the stockholders of the Corporation may be held on a day duly designated by the stockholders in January if not a legal holiday, and if a legal holiday, then the next succeeding day not a legal holiday, for the transaction of such corporate business as may come before the meeting.

SECTION 2. *Special Meetings.* Special meetings of the stockholders may be called at any time for any purpose or purposes by any officer or a majority of the stockholders, and shall be called forthwith by any officer upon the request in writing of the holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting.

Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of the meeting.

SECTION 3. *Place of Holding Meetings.* All meetings of stockholders shall be held at the principal office of the Corporation, by conference telephone, or elsewhere in the United States as designated by the stockholders.

SECTION 4. *Notice of Meetings.* Written notice of each meeting of the stockholders shall be mailed, faxed, or emailed, postage prepaid by the Secretary, to each stockholder of record entitled to vote thereat at his post office address, as it appears upon the books of the Corporation, at least three (3) days before the meeting. Each such notice shall state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, shall state briefly the purpose or purposes thereof.

SECTION 5. *Quorum.* The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Articles of Incorporation or by these By-Laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

SECTION 6. *Conduct of Meetings.* Meetings of stockholders shall be presided over by the President of the Corporation or if he is not present, by a Vice-President, or, if none of said officers is present, by a chairman to be elected at the meeting. The Secretary of the Corporation, or if he is not present, any Assistant Secretary shall act as secretary of such meetings; in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as Secretary of the meeting.

SECTION 7. *Voting.* At all meetings of stockholders, every stockholder entitled to vote thereat shall have one (1) vote for each share of stock outstanding in his name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Such vote may be either in person or by proxy appointed by an instrument in writing, subscribed by such stockholder or his duly authorized attorney, bearing a date not more than three (3) months prior to said meeting, unless said instrument provides for a longer period. Such proxy shall be dated, but need not be sealed, witnessed or acknowledged. All elections shall be had and all questions shall be decided by a unanimity of the votes cast at a duly constituted meeting, except as otherwise provided by law, in the Articles of Incorporation or by these By-Laws.

ARTICLE II
Board of Directors

SECTION 1. *Board of Directors.* The Corporation has elected in its Charter to have no Board of Directors.

SECTION 2. *General Powers.* The property and business of the Corporation shall be managed under the direction of the stockholders of the Corporation.

ARTICLE III
Officers

SECTION 1. *Election, Tenure and Compensation.* The officers of the Corporation shall be a President, a Secretary and a Treasurer, and also such other officers, including one or more Vice-Presidents and/or one or more assistants to the foregoing officers, as the stockholders from time to time may consider necessary for the proper conduct of business of the Corporation. The officers shall be elected annually by the stockholders. An individual who holds more than one office in the Corporation may act in more than one capacity to execute, acknowledge or verify any instrument required to be executed, acknowledged or verified by more than one officer. The compensation or salary paid all officers of the Corporation shall be fixed by resolutions adopted by the stockholders, if any.

In the event that any office other than an office required by law shall not be filled by the stockholders or, once filled, subsequently becomes vacant, then such office and all references thereto in these By-Laws shall be deemed inoperative unless and until such office is filled in accordance with the provisions of these By-Laws.

Except where otherwise expressly provided in a contract duly authorized by the stockholders, all officers and agents of the Corporation shall be subject to removal at any time by the affirmative unanimous vote of the stockholders entitled to vote, and all officers, agents, and employees shall hold office at the discretion of the stockholders or of the officers appointing them.

SECTION 2. *Powers and Duties of the President.* The President shall be the chief executive officer of the Corporation and shall have general charge and control of all of its business affairs and properties. He shall preside at all meetings of the stockholders.

The President may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation. He shall have the general powers and duties of supervision and management usually vested in the office of president of the corporation. The President shall be ex-officio a member of all the standing committees.

SECTION 3. *Powers and Duties of the Vice-President.* The stockholders shall appoint a Vice-President and may appoint more than one Vice-President. Any Vice-President may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice-President shall have such other powers and shall perform such other duties as may be assigned to him by the stockholders or by the President. In case of the absence or disability of the President, the duties of that office shall be performed by any Vice-President, and the taking of any action by any such Vice-President shall be conclusive evidence of the absence or disability of the President.

SECTION 4. *Secretary.* The Secretary shall give, or cause to be given, notice of all meetings of stockholders and all other notices required by law or by these By-Laws, and in case of his absence or refusal or neglect to do so, any such notice may be given by any person thereunto directed by the President, or by the stockholders upon whose written request the meeting is called as provided in these By-Laws. The Secretary shall record all of the proceedings of the meetings of the stockholders in books provided for that purpose, and he shall perform such other duties as may be assigned to him by the stockholders or the President. He shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the stockholders or the President, and attest the same. In general, the Secretary shall perform all of the duties generally incident to the office of the Secretary, subject to the control of the stockholders and the President.

SECTION 5. *Treasurer.* The Treasurer shall have custody of all of the funds and securities of the Corporation, and he shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositary or depositaries as may be designated by the stockholders.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the stockholders, taking proper vouchers for such disbursements. He shall render to the President and the stockholders, whenever either of them so requests, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

The Treasurer shall give the Corporation a bond, if required by the stockholders, in a sum, and with one or more sureties, satisfactory to the stockholders, for the faithful performance of the duties of his office and for the restoration to the Corporation in case of his death, resignation, retirement or removal from office of all books, papers, vouchers, moneys and other properties of whatever kind in his possession or under his control belonging to the Corporation.

The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the stockholders and the President.

SECTION 6. *Assistant Secretary.* The stockholders may appoint an Assistant Secretary or more than one Assistant Secretary, each Assistant Secretary shall have power to perform all duties of the Secretary in the absence or disability of the Secretary and shall have such other powers and shall perform such other duties as may be assigned to him by the stockholders or the President. In case of the absence or disability of the Secretary, the duties of the office shall be performed by any Assistant Secretary and the taking of any action by any such Assistant Secretary in place of the Secretary shall be conclusive evidence of the absence or disability of the Secretary.

SECTION 7. *Assistant Treasurer.* The stockholders may appoint an Assistant Treasurer or more than one Assistant Treasurer. Each Assistant Treasurer shall have power to perform all duties of the Treasurer in the absence or disability of the Treasurer and shall have such other powers and shall perform such other duties as may be assigned to him by the stockholders or the President. In case of the absence or disability of the Treasurer, the duties of the office shall be performed by any Assistant Treasurer, and the taking of any action by any such Assistant Treasurer in place of the Treasurer shall be conclusive evidence of the absence or disability of the Treasurer.

ARTICLE IV
Capital Stock

SECTION 1. *Issuance of Certificate of Stock.* The certificate for shares of the stock of the Corporation shall be of such form not inconsistent with the Articles of Incorporation, or its amendments, as shall be approved by the stockholders. All certificates shall be signed by the President or by the Vice-President and counter-signed by the Secretary or by an Assistant Secretary. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder, shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction and unless waived by the President, the giving of a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation, the Transfer Agent of the Corporation and by the Registrar of the stock.

SECTION 2. *Transfer of Shares.* Shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by his attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided. There exists restrictions on the transfer of shares of stock in the Corporation, and such restrictions shall be accordingly printed on all shares of stock which are issued.

SECTION 3. *Registered Stockholders.* The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim or interest in such share or shares in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Maryland.

SECTION 4. *Closing Transfer Books.* The stockholders may fix the time, not exceeding ten (10) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the stockholders may fix a date not exceeding ten (10) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

ARTICLE V
Corporate Seal

SECTION 1. *Seal.* In the event that the President shall direct the Secretary to obtain a corporate seal, the corporate seal shall be circular in form and shall have inscribed thereon the name of the Corporation, the year of its organization and the word "Maryland" Duplicate copies of the corporate seal may be provided for use in the different offices of the Corporation but each copy thereof shall be in the custody of the Secretary of the Corporation or of an Assistant Secretary of the Corporation nominated by the Secretary.

ARTICLE VI
Bank Accounts and Loans

SECTION 1. *Bank Accounts.* Such officers or agents of the Corporation, as from time to time shall be designated by the stockholders, shall have authority to deposit any funds of the Corporation in such banks or trust companies as shall from time to time be designated by the stockholders and such officers or agents, as from time to time shall be authorized by the stockholders, may withdraw any or all of the funds of the Corporation so deposited in any bank or trust company, upon checks, drafts or other instruments or orders for the payment of money, drawn against the account or in the name or on behalf of this Corporation, and made or signed by such officers or agents; and each bank or trust company with which funds of the Corporation are so deposited is authorized to accept, honor, cash and pay, without limit as to amount, all checks, drafts or other instruments or orders for the payment of money, when drawn, made or signed by officers or agents so designated by the stockholders until written notice of the revocation of the authority of such officers or agents by the stockholders shall have been received by such bank or trust company. There shall from time to time be certified to the banks or trust companies in which funds of the Corporation are deposited, the signature of the officers or agents of the Corporation so authorized to draw against the same. In the event that the stockholders shall fail to designate the persons by whom checks, drafts and other instruments or orders for the payment of moneys shall be signed, as hereinabove provided in this Section, all of such checks, drafts and other instruments or orders for the payment of money shall be signed by the President or a Vice-President and countersigned by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

SECTION 2. _Loans._ Such officers or agents of this Corporation as from time to time shall be designated by the stockholders shall have authority to effect loans, advances or other forms of credit at any time or times for the Corporation from such banks, trust companies, institutions, corporations, firms or persons as the stockholders shall from time to time designate, and as security for the repayment of such loans, advances or other forms of credit to assign, transfer, endorse and deliver, either originally or in addition or substitution, any or all stocks, bonds, rights and interest of any kind in or to stocks or bonds, certificate of such rights or interests, deposits, accounts, documents, covering merchandise, bills and accounts receivable and other commercial paper and evidences of debt at any time held by the Corporation; and for such loans, advances or other forms of credit to make, execute and deliver one or more notes, acceptances or written obligations of the Corporation on such terms, and with such provisions as to the security or sale or disposition thereof as such officers or agents shall deem proper; and also to sell to, or discount or rediscount with, such banks, trust companies, institutions, corporations, firms or persons any and all commercial paper, bills receivable, acceptances and other instruments and evidences of debts at any time held by the Corporation, and to that end to endorse, transfer and deliver the same. There shall from time to time be certified to each bank, trust company, institution, corporation, firm or person so designated, the signatures of the officers or agents so authorized; and each such bank, trust company, institution, corporation, firm or person is authorized to rely upon such certification until written notice of the revocation by the stockholders of the authority of such officers or agents shall be delivered to such bank, trust company, institution, corporation, firm or person.

ARTICLE VII
Reimbursements

Any payments made to an officer or other employee of the Corporation, such as salary, commission, interest or rent, or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or other employee of the Corporation to the full extent of such disallowance. It shall be the duty of the stockholders to enforce payments of each such amount disallowed. In lieu of payments by the officer or other employee, subject to the determination of the stockholders, proportionate amounts may be withheld from his future compensation payments until the amount owed to the Corporation has been recovered.

ARTICLE VIII
Miscellaneous Provisions

SECTION 1. _Fiscal year._ The fiscal year of the Corporation shall end on the last day of December.

SECTION 2. *Notices.* Whenever, under the provisions of these By-Laws, notice is required to be given to any officer or stockholder, it shall not be construed to mean personal notice, but such notice shall be given in writing, by mail, by depositing the same in a post office or letter box, in a postpaid sealed wrapper, addressed to each stockholder or officer at such address as appears on the books of the Corporation, or in default of any other address, to such officer or stockholder, at the general post office in the City of Baltimore, Maryland, and such notice shall be deemed to be given at the time the same shall be thus mailed. Any stockholder or officer may waive any notice required to be given under these By-Laws.

ARTICLE IX
Amendments

SECTION 1. *Amendments of By-Laws.* The stockholders shall have the power and authority to amend, alter or repeal these By-Laws or any provisions thereof, and may from time to time make additional By-Laws by unanimous consent.

ARTICLE X
Indemnification

SECTION 1. *Definitions.* As used in this Article X, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time (the "Indemnification Section"), shall have the same meaning as provided in the Indemnification Section.

SECTION 2. *Indemnification of Directors and Officers.* The Corporation shall indemnify and advance expenses to a director, shareholder acting as director, or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section and as amended by the Charter, or by Resolution from time to time.

SECTION 3. *Indemnification of Employees and Agents.* With respect to an employee or agent, other than a director or officer, of the Corporation, the Corporation may, as determined by the Board of Directors or Stockholders of the Corporation, indemnify and advance expenses to such employee or agent in connection with a proceeding to the extent permitted by and in accordance with the Indemnification Section and as amended by the Charter, or by Resolution from time-to-time.

TOP UNII, INC
A Maryland Close Corporation

INFORMAL ORGANIZATIONAL ACTION OF DIRECTORS
(Unanimous Directors Agreement)

Confirmation of meeting effective as of January 19, 2020

The undersigned, constituting all of the Directors of TOP UNII, INC, a Maryland Close Corporation (hereinafter the "Corporation"), in accordance with Section 2-408(c) of the Corporations and Associations Article of the Annotated Code of Maryland, do hereby take the actions below set forth, and to evidence their waiver of any right to dissent from such actions, do hereby unanimously consent as follows:

RESOLVED: That the Articles of Incorporation of this Corporation filed with the State Department of Assessment and Taxation (SDAT) on January 19, 2020, and attached hereto and incorporated by reference herein be, and the same are, hereby approved and accepted.

RESOLVED: That the By-Laws attached hereto and incorporated by reference herein be and the same are hereby declared to be the By-Laws of the Corporation.

RESOLVED: That the Corporation elects to have no Board of Directors.

RESOLVED: That the following persons be and they are hereby elected as Officers of the Corporation in the respective capacities set forth after their several names, the term of office of each person to be until the first annual meeting of the Stockholders and until their respective successors shall be elected and qualified:

Ezekiel Jackson - President & Secretary
Dermell Brunson - Vice President & Treasurer

RESOLVED: That the seal of the Corporation shall consist of a circular impression bearing around the outside rim the words "Top UNii, Inc" the word "Maryland", and in the center the date "2020".

RESOLVED: That the specimen stock certificate for shares of Common Stock of the Corporation placed in the minute book of the Corporation be and the same is hereby approved as the form of stock certificate of the Corporation.

RESOLVED: That the President and Treasurer be and they are hereby authorized and directed to pay all fees and expenses incident to and necessary for the organization and qualification of the Corporation, including, without limitation, all legal and accounting fees and costs to procure proper corporate books.

RESOLVED: That the appropriate Officers of the Corporation be and they are hereby authorized to make, fill out and file applications for such federal, state and local permits, licenses, privileges and/or stamps as may be required by law in order to carry on the operations of the Corporation's business.

RESOLVED: That the Corporation issue the following number of shares of Common Stock without par value to the following below-named individuals upon payment, by check or in cash, to the Corporation by such individuals of the amounts of money set forth opposite his or her name:

Name	No. of Shares	Consideration
Dermell Brunson	50	$50.00
Ezekiel Jackson	50	$50.00

RESOLVED: That One Cent ($.01) of the consideration received by the Corporation for each share of Common Stock issued pursuant hereto shall constitute stated capital of the Corporation, resulting in an aggregate of One Dollar ($1.00) constituting stated capital, and that Ninety-Nine Cents ($.99) of the consideration received by the Corporation for each share of Common Stock issued pursuant hereto, shall be allocated to the capital surplus of the Corporation, resulting in an aggregate of Ninety-Nine Dollars ($99.00) constituting capital surplus.

RESOLVED: That the Corporation open and maintain, in its name, bank accounts at various banking institutions as may be needed from time to time (the "Banks"), and that the withdrawal of funds from said accounts shall be subject to the orders of the President and Treasurer of the Corporation; and such other individuals as the stockholders shall designate from time to time.

RESOLVED: That the _____ Bank, be and it hereby is designated as a depository of this Corporation, and that the corporate banking resolutions of said bank, attached to these minutes and incorporated herein, be and the same are hereby unanimously adopted and approved.

RESOLVED: That the President and Treasurer of the Corporation be and they are hereby authorized to execute for and on behalf of the Corporation, the Bank's form of Certified Corporate Banking and Borrowing Resolutions, copies of which shall be attached hereto, and to perform such other acts and deeds as may be necessary and proper to implement the foregoing Resolutions.

RESOLVED: That for federal and state corporate income tax purposes, the Corporation and its Stockholders elect to have the Corporation taxed as a Subchapter S corporation, and that the Officers of the Corporation shall cause such documents as are necessary to be filed with the Internal Revenue Service to effectuate such election.

RESOLVED: That any and all actions taken or contracts entered into heretofore by a Stockholder and/or Officer for the Corporation, either as Stockholder, and/or Officer, as well as any and all actions taken or contracts entered into by said